ENTASIS THERAPEUTICS HOLDINGS INC.

35 Gatehouse Drive

Waltham, Massachusetts 02451

October 15, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gregory Dundas

Re:                             Entasis Therapeutics Holdings Inc.

Registration Statement on Form S-3, as amended (File No. 333-234041)

Request for Acceleration of Effective Date

Dear Mr. Dundas:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Entasis Therapeutics Holdings Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time on October 17, 2019, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Jaime Chase of Cooley LLP at (202) 728-7096.

[Signature page follows]

Very truly yours,

Entasis Therapeutics Holdings Inc.

/s/ Elizabeth Keiley
By:	Elizabeth Keiley
Title:	General Counsel

[Signature Page to Acceleration Request]